Exhibit 99.1

Points.com Partners with La Quinta Inns & Suites to Give
La Quinta Returns® Members More Freedom

Members Gain Ability to Buy and Gift Points on La Quinta’s Website

TORONTO (June 23, 2010) – Points International Ltd. (TSX: PTS; OTCBB: PTSEF) – owner and operator of the world's leading rewards management Web site, Points.com – has joined forces with La Quinta Inns & Suites to provide its La Quinta Returns® loyalty program members additional flexibility with their points on www.lq.com. La Quinta Returns® members will have the option to buy points for themselves or gift points to other members via Points.com industry-leading points purchase platform.

“This partnership enables La Quinta Returns® members to take full advantage of their points in a new and innovative way,” said Rob MacLean, CEO for Points.com. “La Quinta is a leader in the hospitality industry which makes adding them to our Points Partner Network a true testament to the value proposition of Points.com in the travel space.”

La Quinta Returns® joins existing Points.com partners including airlines such as American Airlines AAdvantage®, Delta SkyMiles®, Continental Airlines OnePass®, US Airways Dividend Miles and JetBlue TrueBlue.

“To offer the best guest program in the business, it’s important to continually enhance the offerings for our valued La Quinta Returns members,” said Julie Cary, La Quinta’s CMO. “Points.com presents unparalleled flexibility through their reward platform, giving our members the opportunity to fully capitalize on their rewards.”

Points.com takes the lead role in the operation, marketing and commercial transaction support of buy and gift functionality for the La Quinta Returns® program. Like the integration with the La Quinta site, Points.com hosts and maintains the websites of other partner programs creating a straightforward and seamless experience for users.

Points.com works in partnership with all loyalty and reward programs active on Points.com. All transactions are fully sanctioned by the program operators. For more information, follow us on Twitter (www.Twitter.com/PointsAdvisor), become a Facebook (www.points.com/facebook) fan or track your balances in iGoogle.

About Points International Ltd.

Points International Ltd. is the owner and operator of Points.com, the world's leading reward program management Web site. The site was named one of the 30 Best Travel Sites in 2008 and 28 Best Travel Sites in 2009 by Kiplinger’s. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage® program, Aeroplan®, AsiaMiles™, British Airways Executive Club, Wyndham Rewards®, Delta SkyMiles® and InterContinental Hotels Group's Priority Club® Rewards. Redemption partners include Amazon.com® and Starbucks. For more information, visit http://www.points.com.

Points International and La Quinta, page 2

About La Quinta

LQ Management L.L.C. is one of the largest operators of limited-service hotels in the United States. Based in Dallas, Texas, the Company operates and provides franchise services to close to 800 hotels in 46 states, Canada and Mexico under the La Quinta Inn® and La Quinta Inn & Suites brands. For reservations or more information about La Quinta, please visit www.LQ.com or call 1-800-SLEEPLQ. Follow La Quinta Inns & Suites on Twitter at www.twitter.com/LQ or become a Facebook fan at www.facebook.com/laquinta.

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For more information contact:

Investor relations:
Christopher Barnard
Presidents, Points International
T. 416.596.6381; E. christopher.barnard@points.com

Media relations:
Jordan Fischler
Allison & Partners
T. 646-428-0604; E. jordan@allisonpr.com

Business enquiries:
Martin Tongue
Vice President, Business Development
Points International
T. 416-596-6363; E. martin.tongue@points.com

La Quinta
Press enquiries:
Teresa Ferguson
Director, Communications and Public Relations
LQ Management L.L.C.
T. 214-492-6937